Nexa Reports First Quarter 2023 Results including Adjusted EBITDA of US$133 Million

Luxembourg, April 27, 2023 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three months ended March 31, 2023.

CEO Message – Ignacio Rosado

“We started 2023 in the context of a challenging and volatile external environment led by the recent mixed recovery of the Chinese economy, the ongoing Russia-Ukraine war, and the persistent inflationary pressures affecting us all.

We generated solid results despite external events that temporarily affected our operations, including the unusual heavy rainfall levels and overflowing rivers caused by cyclone Yaku, which affected some areas of Peru, including the region where we operate our Cerro Lindo mine.

Looking ahead for the rest of the year, we continue to drive the completion of the ramp-up phase in Aripuanã, which will contribute to enhance our operational profile and cash generation capacity.

We also look with optimism to the initial results of our exploration activities already showing evidence of strong potential. For example, at Aripuanã, the “Babaçu” area revealed thick intersections with high-grade results and, in Vazante, exploration activities at the “Extremo Norte” area showed high-grade intersections, such as 4.9 meters with 18.28% Zn, 1.3 meters with 22.75% Zn, and 2.2 meters with 15.29% Zn.

This year is already proving to be a challenging one from a political-economic point of view. Although inflation indicators have been easing compared to previous years, it still remains at relatively high level in some jurisdictions where we operate. So, we anticipate that some of these headwinds will persist and continue to weigh on our business, we continue to take appropriate measures to maintain a healthy balance sheet, execute our cost reduction programs and optimize our Capex.

As we look ahead, we remain confident about the long-term fundamentals of our industry and our business. We will continue to drive our strategy, seeking to create value for all our stakeholders, always with a keen focus on our ESG commitments.”

Summary of Financial Performance

US$ million (except per share amounts)	1Q23	4Q22	1Q22
Net revenues	667	780	722
Gross profit	100	84	197
Net income (loss)	(15)	(81)	74
EBITDA (1)	115	36	189
Basic and diluted earnings per share ("EPS")	(0.15)	(0.62)	0.48
Adjusted net income (1)	2	3	102
Adjusted EBITDA (1)	133	120	217
Adjusted basic and diluted EPS (1)	(0.01)	(0.04)	0.69
Cash provided by operating activities before working capital (1) (2)	106	141	227
Capex	56	116	83
Free cash flows (1)	(132)	(20)	(168)
Total cash (3)	375	516	599
Net debt (1)	1,302	1,161	1,122

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, excludes the items presented in the “Adjusted EBITDA reconciliation to net income” section for further details on page 12 of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements ended on March 31, 2023”.

(2) Working capital had a negative impact of US$105 million in 1Q23, US$0.5 million in 4Q22 and US$156 million in 1Q22.

(3) Cash, cash equivalents and financial investments.

Executive Summary

Operational Performance

▪	Zinc production of 75kt in 1Q23 rose by 13% (or 9kt) compared to 1Q22, mainly explained by an increase in treated ore volume and higher head zinc average grade in Cerro Lindo and El Porvenir. Compared to 4Q22, zinc production was relatively flat.
▪	Run of mine mining cost in 1Q23 was US$45/t, in the mid-range of our guidance for the year and it was flat when compared to 1Q22. Compared to 4Q22, run of mine mining cash cost decreased by 3%.
▪	Mining cash cost net of by-products[1] in 1Q23 was US$0.43/lb compared with US$0.19/lb in 1Q22 and US$0.20/lb in 4Q22. In both comparisons, this increase was mainly due to lower by-products credits and the effects of the Cerro Lindo operation suspension in mid-March.
▪	The smelting segment delivered metal production of 146kt, increasing by 8% from 1Q22, which was driven by increased production in Cajamarquilla and Três Marias. Compared to 4Q22, production decreased by 7% due to lower volumes, mainly explained by occasional operational instabilities in the period.
▪	In 1Q23, metal sales were 144kt, up by 7% from 1Q22. Compared to 4Q22, metal sales were down 14%, mainly due to lower comparable production and sales seasonality.
▪	Smelting conversion cost was US$0.31/lb in 1Q23 compared with US$0.25/lb in 1Q22 due to fewer net cost benefits from Pollarix related to the accounting effect regarding Enercan’s deconsolidation. Compared to 4Q22, conversion cost increased by US$0.06/lb.
▪	Smelting cash cost[1] in 1Q23 was US$1.25/lb compared with US$1.26/lb in 1Q22, mainly explained by lower raw material cost due to lower LME zinc price with a positive impact of US$0.10/lb. LME zinc price averaged US$3,124/t (US$1.42/lb) in 1Q23, down 17% year-over-year. Compared to 4Q22, smelting cash cost increased by 4% due to lower by-products contribution and inventory adjustments.

Aripuanã

▪	Ramp-up activities are in progress and are currently focused on steadily increasing the plant throughput rate, asset reliability, as well as concentrate grades, and quality.
▪	In January and February, the plant performed at around 57% of nameplate capacity (vs. 53% in 4Q22). However, in March, we decided to temporarily stop the plant to adjust some bottlenecks in the pumping and piping systems, improving the drainage configuration (which presented some limitations after the rainy season), in addition to detailed monitoring of the process and its optimization. We believe that these measures will contribute significantly to the overall performance of the asset and, consequently the stabilization of production, aiming to reach nameplate capacity in 2H23.

[1] Our cash cost net of by-products credits is measured with respect to zinc sold.

2

Mining production (metal in concentrate)		1Q23	4Q22	3Q22	2Q22	1Q22	2022

Zinc	kt	74.8	74.9	76.0	79.2	66.3	296.4
Copper	kt	6.1	9.3	7.4	9.6	6.9	33.2
Lead	kt	15.2	15.7	15.3	14.2	12.4	57.4
Silver	MMoz	2.4	2.6	2.6	2.6	2.2	10.0
Gold	koz	6.5	6.9	7.1	6.9	6.4	27.2

Smelting sales		1Q23	4Q22	3Q22	2Q22	1Q22	2022

Metal Sales	kt	143.8	167.4	162.3	152.1	134.3	616.2
Zinc metal		135.7	158.9	151.7	141.4	124.0	575.9
Zinc oxide		8.1	8.5	10.7	10.8	10.4	40.3

Financial Performance

▪	Net revenues in 1Q23 were US$667 million compared with US$722 million in 1Q22, due to lower LME metal prices offset by higher sales volumes. Compared to 4Q22, net revenues decreased by 14% as a result of lower metal sales volumes, partially offset by higher LME metal prices.
▪	Adjusted EBITDA[2] in 1Q23 was US$133 million, compared with US$217 million in 1Q22 and US$120 million in 4Q22.
▪	Adjusted EBITDA for the mining segment in 1Q23 was US$42 million compared with US$78 million in 4Q22. This decrease was mainly driven by (i) lower sales volumes in Cerro Lindo due to the suspension of production at the mine for approximately two weeks in March 2023 due to heavy rainfall levels and (ii) higher operational costs in Aripuanã, with bottleneck adjustments, maintenance costs and third-party services, which were partially offset by higher sales volume in Aripuanã. Compared to 1Q22, Adjusted EBITDA decreased by 70%.
▪	Adjusted EBITDA for the smelting segment in 1Q23 was US$89 million compared with US$46 million in 4Q22. This increase was mainly driven by the positive price effect related to changes in market prices resulting in positive quotation period adjustments, positive effect of variation in mark-to-market “MTM” of inventories, and higher LME metal prices, partially offset by lower by-products contribution and lower sales volumes. Compared to 1Q22, Adjusted EBITDA increased by 9%.
▪	In 1Q23, adjusted net income was US$2 million, mainly driven by the decrease in operating income and negative net financial results when compared to 1Q22. Adjusted net loss attributable to Nexa’s shareholders was US$1 million in 1Q23, which resulted in adjusted losses per share of US$0.01.

Financial Position, Investments and Financing

▪	Total cash[3] decreased to US$375 million at March 31, 2023, from US$516 million at December 31, 2022, mainly due to Aripuanã investments (sustaining CAPEX and working capital) of approximately US$44 million and other overall working capital impacts. Our current available liquidity remains at US$675 million, including the revolving credit facility of US$300 million.

[2] Adjusted EBITDA excludes the items presented in the “Adjusted EBITDA reconciliation to net income” section on page 12 of this earnings release – US$18 million in 1Q23, US$84 million in 4Q22 and US$28 million in 1Q22.

[3] Cash and cash equivalents and financial investments.

3

▪	In 1Q23, cash flows from operating activities excluding working capital changes amounted to US$106 million. Interest and income tax payments amounted to US$57 million, while we invested US$58 million in sustaining (including HSE investments), which includes US$15 million in Aripuanã. As a result, cash flow before expansion projects and working capital was negative at US$9 million.
▪	Working capital changes were negative US$105 million in 1Q23, mainly due to the decrease in trade and confirming payables.
▪	Cash used in financing activities totaled US$32 million, including the payment of shareholders’ share premium of US$25 million and the payments of loans and financings of US$6 million. The foreign exchange effect on cash and cash equivalents had a positive effect of US$3 million.
▪	Consequently, free cash flow in 1Q23 was negative US$132 million. Refer to our “Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation” section for further details.

▪  Net debt to Adjusted EBITDA ratio for the last twelve months increased to 1.92x compared with 1.53x at the end of December 2022 and 1.44x in 1Q22.

Environmental, Social and Governance (“ESG”) and Corporate Highlights

▪	Nexa declared in February 2023 and paid in March 2023 a distribution to Nexa’s shareholders of US$25 million.
▪	In February 2023, we started testing, on an industrial scale, the dry disposal of waste from Três Marias. The purpose of this initiative is to filter the waste pulp for later disposal by the dry stacking process, as the waste disposal at this unit currently goes directly to its tailings deposit. The initial tests achieved positive results in filtering the waste pulp to dry stacking disposal rather than directly to the tailings deposit, and we expect to filter 85% of the material from the operation by the end of 2023.
▪	In February 2023, our project Gente Cuidando das Águas (People Caring for the Waters), in Vazante, was the only Brazilian initiative selected among the 200 initiatives presented at the Regional Water Dialogue organized by the Economic Commission for Latin America and the Caribbean, of the United Nations. The project aims to recover water springs in the Santa Catarina River basin, through the fencing of areas and activities related to environmental education in schools and surrounding communities. Since 2018, 140 springs have been protected.
▪	In April 2023, Ms. Renata Penna was promoted to the position of Vice President of Legal & Governance at Nexa. Ms. Penna joined Nexa as Chief Legal Counsel and Head of Governance in 2017. Nexa is committed to enhancing gender diversity in the leadership, aligned with our business strategy and objectives towards promoting a more diverse culture.
▪	On April 3, 2023, we announced that Mr. Rodrigo Cammarosano was appointed as Head of Investor Relations and Treasury. He succeeded Ms. Roberta Varella, who stepped down as Head of Investor Relations. Mr. Cammarosano joined Nexa (formerly Votorantim Metais) in 2013 and led strategic transformation processes in the nickel, aluminum, and zinc divisions. Rodrigo is an experienced leader in strategy and corporate finance, with deep knowledge of our business.
▪	Nexa intends to release its 2022 Annual Sustainability Report in May 2023, which follows the guidelines of the Integrated Reporting Council (“IIRC”) and the Global Reporting Initiative (“GRI”) in addition to the guidelines of the Sustainability Accounting Standards Board (“SASB”) and recommendations of the Task Force on Climate-Related Financial Disclosure (“TCFD”). The report provides detailed and transparent information on the company’s main economic, financial, environmental, and social results achieved throughout 2022.
▪	In March 2023, Moody’s affirmed its “Ba2” rating and "stable” outlook for Nexa.

4

Growth Strategy and Project Portfolio

▪	In the short term, we continue to work towards improving our operational performance while generating cash in our mines and smelters, expanding our current resources through infill and exploratory drilling in all our active mines, and focusing on Aripuanã’s ramp-up.
▪	In Peru, we are advancing with the studies on the project to optimize the integration of El Porvenir and Atacocha mines at our Cerro Pasco complex. The project has shown potential not only to improve production and optimize operating costs but also to extend the mine life of the Pasco complex. The latter is in line with the positive results we have seen in recent exploration campaigns.
▪	Also in Peru, we continue to assess strategic alternatives for Magistral copper project, taking into consideration capital allocation decisions and our focus on free cash flow generation.
▪	In Brazil, as previously mentioned, we continue to evaluate alternatives related to the Bonsucesso project and the potential impact on the life of mine of Morro Agudo mine. Furthermore, there are no drilling activities scheduled in Bonsucesso or Morro Agudo for 2023.

Outlook

Production, Sales and Cash Cost Guidance

▪	As of the date of this report, Nexa has experienced disruptions to production, sales, or its supply chain due to communities’ blockages, weather conditions related to rainy season and/or climate change, and inflation in 1Q23.
▪	Nexa will continue to monitor risks associated with global supply chain disruptions, which could be exacerbated by the Russia-Ukraine war, unusual weather conditions and/or increased restrictions related to the COVID-19 pandemic; global recession, and the potential impact on the demand for our products; inflationary cost pressure; metal prices; communities protests, political situation and changes to the regulatory framework in the countries in which we operate that could affect our production levels; among others. Refer to “Risks and Uncertainties” and “Cautionary Statement on Forward-Looking Statements” for further information.
▪	Nexa reiterates its 2023 production guidance for all metals, which is outlined below.
o	Cerro Lindo: we expect to increase production in the upcoming months, due to the resumption of activities after the rainfall-related shutdown in the second half of March 2023.
o	El Porvenir: based on mine sequencing, zinc production in 2Q23 is expected to remain at a similar level to the average in 1Q23. Lead and silver production are estimated to decrease, due to estimated lower average head grades.
o	Atacocha: zinc production is estimated to increase marginally in 2Q23 compared to 1Q23, when it was affected, albeit not materially, by host communities illegally blocking the road access to the plant in January.
o	Vazante: mine throughput is expected to be slightly lower, and zinc production in 2Q23 is expected to follow this trend as well due to scheduled maintenance in May. Average zinc grade is expected to be similar to previous quarters.
o	Morro Agudo: zinc production in the next quarter is expected to remain at a similar level to the average of 1Q23. Lead production is expected to slightly decrease compared to 1Q23, due to the estimated lower average head grade.
o	Aripuanã: ramp-up phase has continued to progress. However, due to adjustments to increase the plant throughput rate in a stable manner, which will enable the operation to reach stabilization of concentrate grades and quality, 2023 production is currently expected on the low end of the guidance range and remains subject to risks around the ramp-up of a new mine, among other factors.

5

▪	Zinc metal sales guidance also remains unchanged at 580-605kt.
o	Peru: we expect production in 2Q23 to slightly increase compared to 1Q23.
o	Brazil: in Três Marias we estimate production in 2Q23 will increase following production stability. As a result, smelters production in Brazil should be slightly higher in the next quarter compared to 1Q23.
▪	Nexa also estimates that 2023 consolidated cash cost guidance for its mining and smelting segments will be achieved.
o	Mining and smelting volumes are expected to increase in 2Q23 compared to 1Q23 but to remain in the guidance ranges, as noted above.
o	Continuous improvements in operational efficiency and cost management are expected to continue to offset some of the ongoing inflationary pressures.
o	We do not expect significant changes in commodity prices in 2Q23 from current levels. Nexa’s C1 cash cost is sensitive to by-product prices and volumes, which may affect the results of our final costs.
o	Foreign exchange rates assumptions are maintained (BRL/USD: 5.07 and Soles/USD: 3.94).
o	Zinc treatment charges (“TCs”) assumptions for the year of US$285/t.

Mining segment – production

Mining production		1Q23	2023e
(Metal in concentrate)

Zinc	kt	75	307	-	351
Cerro Lindo		15	69	-	79
El Porvenir		14	51	-	55
Atacocha		3	9	-	11
Vazante		36	131	-	144
Morro Agudo		5	17	-	23
Aripuanã		3	28	-	40

Copper	kt	6	31	-	36
Cerro Lindo		5	25	-	28
El Porvenir		0.1	0.2	-	0.3
Aripuanã		0.9	6.3	-	7.8

Lead	kt	15	56	-	71
Cerro Lindo		2	11	-	13
El Porvenir		6	20	-	26
Atacocha		4	10	-	12
Vazante		0.4	1.1	-	1.2
Morro Agudo		1.9	4.9	-	6.1
Aripuanã		1.1	8.9	-	12.9

Silver	MMoz	2.4	9	-	11
Cerro Lindo		0.6	3.5	-	3.8
El Porvenir		1.2	3.7	-	4.5
Atacocha		0.4	1.0	-	1.2
Vazante		0.1	0.3	-	0.4
Aripuanã		0.1	0.8	-	1.2

6

Smelting segment – sales

Smelting sales		1Q23	2023e

Metal Sales	kt	144	580	-	605
Zinc metal		136	545	-	565
Zinc oxide		8	35	-	40

Cash Costs

Mining Operating costs	Cost ROM (US$/t)	Cash Cost (US$/lb)	Cost ROM (US$/t)			Cash Cost (US$/lb)

	1Q23	1Q23	2023e			2023e

Mining (1)	45.0	0.43	43.9	-	46.4	0.49	-	0.54
Cerro Lindo	39.6	(0.02)	40.1	-	42.1	0.11	-	0.13
El Porvenir	60.1	0.22	57.3	-	60.7	0.39	-	0.42
Atacocha	36.6	(0.12)	33.1	-	35.4	0.26	-	0.30
Vazante	55.4	0.63	57.2	-	59.0	0.68	-	0.74
Morro Agudo	36.9	1.05	35.0	-	38.2	1.02	-	1.18

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting Operating costs	Conversion cost (US$/lb)	Cash Cost (US$/lb)	Conversion cost (US$/lb)			Cash Cost (US$/lb)

	1Q23	1Q23	2023e			2023e

Smelting (2)	0.31	1.25	0.29	-	0.32	1.13	-	1.18
Cajamarquilla	0.29	1.17	0.27	-	0.29	1.11	-	1.15
Três Marias	0.23	1.36	0.27	-	0.30	1.10	-	1.15
Juiz de Fora	0.52	1.35	0.45	-	0.49	1.27	-	1.37

(2) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	Mining C1 cash cost of US$0.43/lb in 1Q23 was lower than our 2023 guidance driven primarily by Cerro Lindo and Atacocha. For reference, please see the section “Business performance – Mining segment”.
▪	Smelting C1 cash cost of US$1.25/lb in 1Q23 was slightly higher than our 2023 guidance, negatively affected by higher LME zinc prices and lower by-products credits in the period.

Capital Expenditures (“CAPEX”) Guidance

▪	Nexa invested US$56 million in 1Q23 all of which was classified as sustaining, including US$15 million at Aripuanã.
▪	The Brazilian real depreciation against the U.S. dollar had a positive impact of US$0.7 million in the quarter.
▪	We expect investment disbursement to accelerate in the upcoming quarters, and 2023 CAPEX guidance remains unchanged at US$310 million.

7

CAPEX	1Q23	2023e
(US$ million)
Expansion projects (1)	0.1	7

Non-Expansion	59	303
Sustaining (2)	56	268
HSE	2	26
Others (3)	1	10
Reconciliation to Financial Statements (4)	(3)	-
TOTAL	56	310

(1) Including Vazante deepening, among other several projects to improve operational performance.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

(4) The amounts are mainly related to capitalization of interest net of advanced payments for imported materials and tax credits.

Exploration & Project Evaluation and Other Expenses Guidance

▪	In 1Q23 we invested US$21 million in exploration and project evaluation.
▪	Total planned exploration and project evaluation expenditures are expected to be US$110 million in 2023 and remain unchanged.
▪	As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect to continue advancing with our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.
Other Operating Expenses	1Q23	2023e
(US$ million)
Exploration	14	55
Mineral Exploration	8	33
Mineral rights	2	7
Sustaining (mine development)	4	15

Project Evaluation	7	55
Três Marias Project	2	20

Exploration & Project Evaluation	21	110

Other	1	25
Technology	1	10
Communities	0.4	15

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

8

Earnings Release – 1Q23

This Earnings Release should be read in conjunction with the Condensed consolidated interim financial statements at and for the three-month period ended on March 31, 2023. This document contains forward-looking statements.

Table of contents

Consolidated performance	10
Business performance – Mining	15
Business performance – Smelting	27
Liquidity and Indebtedness	34
Cash flows	36
Others	37
Market scenario	38
Risks and Uncertainties	40
Use of Non-IFRS Financial Measures	41
Cautionary Statement on Forward-Looking Statements	43
Upcoming Event	45
Appendix	46

9

Consolidated performance

Selected financial information

US$ million (excepted indicated otherwise)	1Q23	4Q22	1Q22

Net Revenue	667	780	722
Mining	268	315	322
Smelting	543	606	562
Intersegment results | Adjustments	(144)	(142)	(162)

Cost of Sales	(568)	(696)	(525)
Mining	(243)	(303)	(193)
Current Operations	(202)	(228)	(193)
Aripuanã	(41)	(75)	0
Smelting	(469)	(543)	(503)
Intersegment results | Adjustments	144	150	171

Selling, general and administrative	(28)	(41)	(36)
Mining	(15)	(15)	(15)
Smelting	(15)	(16)	(15)
Intersegment results | Adjustments	1	(10)	(6)

Depreciation and amortization	72	78	66
Mining	53	59	45
Smelting	19	18	20
Intersegment results | Adjustments	0	1	1

Adjusted EBITDA (1)	133	120	217
Mining	42	78	136
Smelting	89	46	82
Intersegment results | Adjustments	2	(4)	(1)
Adj. EBITDA margin (%)	19.9%	15.4%	30.0%

Adjusted net income (1)	2	3	102
Attributable to Nexa’s shareholders	(1)	(6)	91
Attributable to non-controlling interests	4	9	11

Adjusted basic and diluted EPS	(0.01)	(0.04)	0.69

Cash provided by operating activities (2)	1	141	70
Free cash flows (1)	(132)	(20)	(168)
CAPEX	56	116	83

Liquidity and Indebtedness
Total cash (3)	375	516	599
Net debt (1)	1,302	1,161	1,122
Net debt / LTM Adj. EBITDA (x)	1.92	1.53	1.44

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, excludes the items presented in the “Adjusted EBITDA reconciliation to net income” section for further details on page 12 of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements for the three months ended on March 31, 2023”.

(2) Working capital had a negative impact of US$105 million in 1Q23, US$0.5 million in 4Q22 and US$156 million in 1Q22.

(3) Cash, cash equivalents and financial investments.

10

Net revenues

In 1Q23, net revenues were US$667 million, 8% lower year-over-year, primarily due to lower LME metal prices. The LME average price for zinc, copper, and lead was down by 17%, 11% and 8%, respectively, compared to the same period in 2022 – for more information, refer to the “Market Scenario” section.

Compared to 4Q22, net revenues decreased by 14% reflective of lower metal sales volumes, partially offset by higher LME metal prices.

Cost of sales

In 1Q23, cost of sales amounted to US$568 million, up 8% year-over-year. The higher cost is primarily related to the mining segment, particularly by the Aripuanã cost of sales considering that the mine is still in the ramp-up process and the increase in third-party services expenses. Compared to 4Q22, cost of sales decreased by 18%, driven by lower mining production volumes and smelting sales.

Mineral exploration and project evaluation

In 1Q23, mineral exploration and project evaluation investments were US$21 million, an increase compared to 1Q22 (US$16 million) driven by higher project evaluation expenses. Some of those projects are connected to our ESG strategy.

In the quarter, 19km of exploration drilling was drilled in Peru and Brazil, including 12km of exploratory drilling with 12 rigs, 5km of exploration infill drilling with 6 rigs, and an additional 2km from early-stage exploration projects drilled in Peru. In Namibia, through our joint venture with the Japan, Oil, Gas and Metals National Corporation no drilling was executed in 1Q23. Exploratory drilling will resume in 2Q23 focusing on exploratory targets at the Otavi and Namibia North projects.

Brownfield exploration programs have progressed as expected, with exploration activities continued to focus on the expansion of our exploration portfolio and potentially increasing the life of mine of our mining operations. Exploration drilling planned for the second quarter of 2023 includes 13km in Peru, 9km in Brazil and 2km in Namibia, totaling 24km. For additional information, please refer to our 1Q23 Exploration Report published on April 24, 2023.

SG&A

In 1Q23, SG&A expenses decreased to US$28 million compared with US$36 million in 1Q22 and US$41 million in 4Q22, mainly driven by lower third-party services in support areas and employee benefit expenses. As a percentage of net revenues, SG&A expenses stood at 4% (down 1pp compared to 1Q22 and 4Q22).

Adjusted EBITDA

In 1Q23, Adjusted EBITDA was US$133 million compared with US$217 million in the same prior year period. The main factors that contributed to this performance were (i) the negative net price effect of US$35 million, primarily related to lower LME metal prices and higher TCs in the mining segment of US$47 million, partially offset by higher metal sales premiums; (ii) the negative impact of US$34 million in relation to higher operating costs, the higher costs associated, with bottleneck adjustments, maintenance costs and third-party services in Aripuanã and higher energy expenses in Cajamarquilla due to energy peak hour consumption; (iii) lower by-products contribution of US$23 million, primarily related to lower sulphuric acid prices and lower lead sales in Cerro Lindo; (iv) the positive hedge variation of US$4 million; (v) positive sales volumes of US$20 million, primarily related to higher production and sales, especially in Vazante, which resumed production levels after the mine flooding event due to the heavy rains reported in 1Q22. The additional benefit of Três Marias (which consumes Vazante’s concentrates) contributed to the positive results.

11

Compared to 4Q22, Adjusted EBITDA increased by 11%. This increase is mainly explained by (i) the positive price effect of US$37 million related to changes in market prices resulting in positive quotation period adjustments; (ii) the positive effect of variation in mark-to-market “MTM” of inventories of US$7 million; (iii) lower maintenance and third-party services expenses of US$10 million; (iv) lower environmental liabilities with a positive impact of US$10 million; and (v) the reversal of low-turning inventory recorded in 4Q22 and inventory provision of US$8 million, partially offset by (vi) lower by-products contribution of US$56 million, due to lower volumes and sulphuric acid prices; and (vii) the negative impact of US$30 million due to lower sales volume.

12

Adjusted EBITDA reconciliation to net income

US$ million	1Q23	4Q22	1Q22
Adjusted EBITDA (1)	133.0	120.2	216.7
Fair value of offtake agreement (2)	(13.4)	7.7	(19.4)
Impairment loss of long-lived assets	0.0	(32.8)	0.0
Aripuanã pre-operating expenses and ramp-up impacts	(5.7)	(46.8)	(9.7)
Impairment of other assets	0.0	(9.3)	0.0
Loss on sale of property, plant and equipment	(0.3)	(0.2)	(0.1)
Remeasurement in estimates of asset retirement obligations	1.5	(3.0)	1.5
Remeasurement adjustment of streaming agreement	0.0	0.0	0.0
Other Adjustments	0.0	0.0	0.0
EBITDA	115.2	35.8	189.1
Depreciation, amortization and depletion	(71.7)	(77.9)	(65.9)
Share in the results of associates	5.4	1.9	0.0
Net financial results	(39.2)	(17.9)	10.7
Taxes on income	(25.1)	(23.3)	(59.6)
Net Income (loss)	(15.4)	(81.4)	74.2

(1) Adjusted EBITDA excludes the items presented above in the “Adjusted EBITDA reconciliation to net income”. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements ended on March 31, 2023”.

(2) Refers to the fair value of the financial instrument related to the “Offtake agreement” described on page 37 of this earnings release.

Net financial results

The net financial results in 1Q23 were an expense of US$39 million compared to US$18 million expense in 4Q22, mainly driven by lower financial income (less interest on financial investment), lower foreign exchange gains, and higher financial expenses related to interest paid in the confirming payables program and accrued interest related to our two outstanding corporate Bonds.

The foreign exchange variation had a positive impact of US$1 million versus a positive impact of US$20 million in 4Q22, mainly explained by the appreciation of the Brazilian real against the U.S. dollar[4] in 1Q23 versus the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial results in 1Q23 were an expense of US$41 million compared to an expense of US$38 million in the previous quarter.

US$ thousand	1Q23	4Q22	1Q22

Financial income	5,617	6,174	3,708

Financial expenses	(46,415)	(43,395)	(43,399)

Other financial items, net	1,573	19,368	50,344
Foreign Exchange gain (loss)	1,337	19,773	50,355

Net financial result	(39,225)	(17,853)	10,653
Net financial result excluding FX	(40,562)	(37,626)	(39,702)

[4] In 1Q23, the Brazilian real / U.S. dollar average exchange rate was R$5.196/US$1.00 compared to R$5.255/US$1.00 in 4Q22.

13

Net income (loss)

Net loss was US$15 million in 1Q23 compared to net income of US$74 million in 1Q22 and net loss of US$81 million in 4Q22.

Excluding the miscellaneous adjustments presented below and detailed above in the Adjusted EBITDA reconciliation to net income, adjusted net income was US$2 million in the quarter, mainly driven by the decrease in operating income and negative net financial results when compared to 1Q22.

Adjusted net loss attributable to Nexa’s shareholders was US$1 million in 1Q23, resulting in adjusted losses per share of US$0.01.

US$ million (excepted indicated otherwise)	1Q23	4Q22	1Q22
Net Income (loss)	(15.4)	(81.4)	74.2
Attributable to Nexa's shareholders	(19.7)	(81.7)	63.0
Attributable to non-controlling interests	4.3	0.3	11.2
Basic and diluted earnings (loss) per share	(0.15)	(0.62)	0.48

Miscellaneous adjustments (1)	17.8	84.4	27.7
Attributable to Nexa's shareholders	18.4	75.8	28.1
Attributable to non-controlling interests	(0.6)	8.6	(0.4)
Basic and diluted Miscellaneous adjustments per share	0.14	0.57	0.21

Adjusted net income (loss)	2.4	2.9	101.9
Attributable to Nexa's shareholders	(1.4)	(5.9)	91.1
Attributable to non-controlling interests	3.8	8.8	10.7
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439
Adjusted basic and diluted EPS	(0.01)	(0.04)	0.69

(1) Miscellaneous adjustments include: (i) Fair value of offtake agreement; (ii) Impairment loss of long-lived assets; (iii) Aripuanã pre-operating expenses and ramp-up impacts; (iv) Impairment of other assets; (v) Loss on sale of property, plant and equipment; (vi) Remeasurement in estimates of asset retirement obligations; (vii) Remeasurement adjustment of streaming agreement; and (viii) Other Adjustments.

14

Business Performance

Mining segment

Consolidated		1Q23	4Q22	1Q22	1Q23 vs. 1Q22	1Q23 vs. 4Q22
Ore Mined	kt	2,947	3,173	2,707	8.9%	(7.1%)
Treated Ore	kt	3,131	3,281	2,753	13.7%	(4.6%)

Grade
Zinc	%	2.92	2.68	2.79	14 bps	24 bps
Copper	%	0.27	0.35	0.32	(5 bps)	(8 bps)
Lead	%	0.70	0.63	0.62	8 bps	7 bps
Silver	oz/t	1.03	1.02	1.08	(4.7%)	0.9%
Gold	oz/t	0.005	0.005	0.005	1.3%	3.1%

Production | metal contained
Zinc	kt	74.8	74.9	66.3	12.8%	(0.0%)
Copper	kt	6.1	9.3	6.9	(11.5%)	(34.6%)
Lead	kt	15.2	15.7	12.4	22.6%	(3.0%)
Silver	MMoz	2.4	2.6	2.2	4.8%	(7.7%)
Gold	koz	6.5	6.9	6.4	1.7%	(5.5%)
Zinc Equivalent (1)	kt	118.1	128.0	109.1	8.2%	(7.8%)

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2022 LME average benchmark prices: Zn: US$1.58/lb; Cu: US$3.99/lb; Pb: US$0.98/lb; Ag: US$21.7/oz; Au: US$1,800/oz.

In 1Q23, treated ore volume was 3,131k up 14% year-over-year, explained by better plant performance in all the mines, except Cerro Lindo, and down 5% quarter-over-quarter due to Peruvian mines performance, which were affected by the unusual cyclone Yaku in northern Peru in early March, in addition to protest activities in the Cerro Pasco area in January 2023. However, the ramp-up of Aripuanã in 1Q23 contributed to the consolidated treated ore volume in the period.

The ore throughput, year-over-year, increased at El Porvenir (+6%), Atacocha (+15%), Vazante (+29%), Morro Agudo (+21%) and Aripuanã (+177%), while Cerro Lindo decreased by (-8%).

Zinc equivalent production totaled 118kt in 1Q23, up 8% compared to 1Q22. The average zinc and lead head grades increased by 14bps to 2.92% and by 8bps to 0.70%, respectively, while copper and silver head grades decreased by 5bps to 0.27% and 5% to 1.03oz/t, respectively. Compared to 4Q22, zinc equivalent production decreased by 8% due to marginally lower copper, lead and silver production.

Zinc production of 75kt in the quarter rose by 13% from 1Q22, mainly explained by an increase in treated ore volume and higher head zinc average grade, mainly explained by higher contribution of Vazante mine. Compared with 4Q22, zinc production remained at the same levels.

Copper production of 6kt decreased by 12% and 35% from 1Q22 and 4Q22, respectively, as a result of low mining recovery in areas with lower average head grades, particularly in Cerro Lindo.

Lead production increased 23% year-over-year and decreased 3% quarter-over-quarter.

15

Cerro Lindo

Cerro Lindo (100% basis)		1Q23	4Q22	3Q22	2Q22	1Q22	2022

Ore Mined	kt	1,254	1,581	1,558	1,698	1,425	6,262
Treated Ore	kt	1,277	1,589	1,594	1,661	1,392	6,236

Grade

Zinc	%	1.38	1.49	1.42	1.58	1.71	1.55
Copper	%	0.48	0.65	0.55	0.66	0.57	0.61
Lead	%	0.25	0.28	0.37	0.35	0.34	0.33
Silver	oz/t	0.72	0.70	0.94	0.99	0.92	0.89
Gold	oz/t	0.002	0.003	0.002	0.003	0.003	0.002

Production | metal contained

Zinc	kt	15.0	20.7	19.9	22.7	21.1	84.4
Copper	kt	5.2	9.1	7.4	9.5	6.8	32.8
Lead	kt	2.1	3.2	4.7	4.4	3.4	15.6
Silver	MMoz	0.6	0.8	1.1	1.2	1.0	4.1
Gold	koz	0.7	0.9	1.0	1.1	1.1	4.1

Zinc sales	kt	14.8	19.9	19.7	22.9	23.4	85.9

Costs

Cost of sales	US$ mm	81.6	99.0	94.6	105.9	97.0	396.5
Cost ROM (2)	US$/t	39.6	42.2	40.1	38.2	41.0	40.3
Cash cost (1)	US$/lb	(0.02)	(0.38)	0.37	(0.59)	(0.34)	(0.25)
Sustaining cash cost (1)	US$/lb	0.23	(0.04)	0.59	(0.39)	(0.19)	(0.03)

CAPEX	US$ mm

Sustaining		8.0	12.8	8.6	9.4	7.3	38.1
Other		0.4	2.1	1.0	0.8	0.5	4.3

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

Zinc production of 15kt decreased by 29% from 1Q22 and 28% compared to 4Q22. As previously disclosed, due to unusual heavy rainfall levels and overflowing rivers caused by cyclone Yaku, the Cerro Lindo mine was partially flooded, and daily production was suspended for approximately two weeks, resuming its operations at normal level capacity at the end of March.

Although the mine is operating at its normal capacity, it is in the process of rehabilitation, and all safety protocols are in place.

Zinc head grade averaged 1.38% in the quarter, down 34bps and 12bps compared to 1Q22 and 4Q22, respectively.

16

Copper production of 5kt decreased by 24% and 43% compared to 1Q22 and 4Q22, respectively. Copper average grade was 0.48%, down 9bps from 1Q22 and 17bps from 4Q22.

Lead production was 2.1kt, down 38% and 34% compared to 1Q22 and 4Q22, mainly driven by lower lead average grade (down 9bps to 0.25%).

Cost

Cost of sales was US$82 million in 1Q23 compared to US$97 million in the same period last year, mainly due to lower operational costs, explained by lower variable costs and fixed costs. Compared to 4Q22, cost of sales decreased by 18%.

Run of mine mining cost was US$40/t in the quarter, down 4% and 6% from 1Q22 and 4Q22, respectively, mainly explained by the above-mentioned reasons.

Cash cost net of by-products in 1Q23 increased to US$(0.02)/lb compared with US$(0.34)/lb in 1Q22 and US$(0.38)/lb in 4Q22. This increase was mainly driven by lower by-products contribution and lower volumes, which was partially offset by the exclusion of idleness costs in cost of sales in the period.

In 1Q23, sustaining cash cost net of by-products was higher than in the same quarter last year, and 4Q22 was a result of higher cash cost.

CAPEX

In 1Q23, sustaining capital expenditures amounted to US$8.0 million, mainly related to mining development, automatic reagent dosing system and other mining infrastructure expenses.

Outlook

For the upcoming quarter, treated ore volume is expected to slightly increase compared to 1Q23, as the mine undergoes rehabilitation, which is expected to be completed during 2Q23. Zinc, copper, and lead production is expected to follow the same trend.

El Porvenir

El Porvenir (100% basis)		1Q23	4Q22	3Q22	2Q22	1Q22	2022

Ore Mined	kt	544	551	529	520	513	2,114
Treated Ore	kt	544	550	527	521	514	2,112

Grade

Zinc	%	2.82	2.61	2.77	2.86	2.96	2.80
Copper	%	0.15	0.13	0.16	0.17	0.18	0.16
Lead	%	1.38	1.38	1.34	1.34	1.31	1.34
Silver	oz/t	2.55	2.64	2.45	2.35	2.41	2.46
Gold	oz/t	0.011	0.012	0.011	0.011	0.013	0.012

Production | metal contained

Zinc	kt	13.6	12.6	12.7	13.0	13.2	51.6
Copper	kt	0.1	0.0	0.1	0.1	0.1	0.3
Lead	kt	6.2	6.3	5.8	5.7	5.4	23.2
Silver	MMoz	1.2	1.2	1.0	1.0	1.0	4.2
Gold	koz	2.3	2.5	2.4	2.1	2.2	9.2

17

Zinc sales	kt	14.4	12.1	12.4	14.0	13.5	52.0

Costs

Cost of sales	US$ mm	51.8	39.2	40.1	45.6	42.9	167.9
Cost ROM (2)	US$/t	60.1	58.6	58.5	60.1	62.1	59.8
Cash cost (1)	US$/lb	0.22	(0.00)	0.63	0.31	0.37	0.33
Sustaining cash cost (1)	US$/lb	0.64	0.63	0.98	0.48	0.54	0.65

CAPEX	US$ mm

Sustaining		13.4	16.6	9.4	5.1	4.7	35.7
Other		(0.0)	0.3	0.1	0.2	0.4	1.0

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 1Q23, zinc production of 14kt was up 3% and 8% from 1Q22 and 4Q22, respectively. Zinc grade increased to 2.82% in the quarter as production focused on areas with higher grades.

Lead and silver production in 1Q23 increased by 14% and 18% from the same period a year ago. Compared to 4Q22, lead and silver production decreased by 2% and 4%, respectively, as a result of access to areas with lower grades outlined in the mine sequence plan.

Cost

Cost of sales was US$52 million in 1Q23 compared to US$43 million in 1Q22 and US$39 million in 4Q22. In both periods the increase was mainly explained by higher inventory costs.

Run of mine mining cost was US$60/t in the quarter, down 3% year-over-year, mainly explained by higher treated ore volume, and up 2% quarter-over-quarter, mainly explained by the increase in third-party services and occasional labor costs.

Cash cost net of by-products in 1Q23 decreased by US$0.15/lb compared to 1Q22, mainly driven by higher by-products credits of US$0.15/lb. Compared to 4Q22, cash cost increased due to higher operational costs and lower by-products contribution, in addition to lower treated ore volume with a negative impact of US$0.22/lb.

In 1Q23, sustaining cash cost net of by-products was higher than in the same quarter last year due to higher tailings dam investments in the period. Compared with 4Q22, sustaining cash cost increased as a result of higher cash cost.

CAPEX

In 1Q23, sustaining capital expenditures amounted to US$13.4 million, mainly related to mine development, tailings dam project and other mining infrastructure implementation.

Outlook

For 2Q23, treated ore volume and metals production are expected to maintain similar levels of 1Q23, mainly explained by plant stability. We may still see some pressure in costs throughout the year mainly related to third-party services that may be offset by productivity gains.

18

Atacocha

Atacocha (100% basis)		1Q23	4Q22	3Q22	2Q22	1Q22	2022

Ore Mined	kt	342	394	339	325	296	1,354
Treated Ore	kt	342	394	339	325	296	1,354

Grade

Zinc	%	0.94	0.87	0.90	0.82	1.00	0.89
Lead	%	1.23	1.20	0.96	0.83	0.82	0.97
Silver	oz/t	1.24	1.26	0.99	0.99	0.94	1.05
Gold	oz/t	0.012	0.013	0.016	0.015	0.015	0.015

Production | metal contained

Zinc	kt	2.5	2.6	2.4	2.1	2.4	9.6
Lead	kt	3.6	4.1	2.8	2.3	2.1	11.2
Silver	MMoz	0.4	0.4	0.3	0.3	0.2	1.2
Gold	koz	2.6	3.1	3.8	3.6	3.1	13.6

Zinc sales	kt	2.3	2.9	2.3	2.3	2.1	9.6

Costs

Cost of sales	US$ mm	16.5	23.3	15.7	21.1	15.3	75.4
Cost ROM (2)	US$/t	36.6	35.7	37.7	35.5	38.0	36.7
Cash cost (1)	US$/lb	(0.12)	(1.54)	0.54	(1.28)	(0.30)	(0.71)
Sustaining cash cost (1)	US$/lb	0.81	(1.36)	0.64	(1.14)	0.14	(0.50)

CAPEX	US$ mm

Sustaining		4.7	1.1	0.5	0.8	2.0	4.4
Other		(0.0)	0.1	-	(0.0)	0.0	0.1

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

Atacocha operation was suspended due to communities’ protest activities in January, which impacted production for seven days.

Treated ore volume of 342kt in 1Q23 was up 15% from 1Q22, mainly explained by the plant performance after the resumption of activities that were highly impacted by protests in the first months of 2022. Compared to 4Q22, treated ore volume decreased by 13% due to the new wave of protest activities at the beginning of the year.

Zinc production of 2.5kt in 1Q23 increased by 6% compared to 1Q22 and decreased by 4% compared to 4Q22. Zinc average grade was 0.94%, down 6bps year-over-year and up 7bps quarter-over-quarter.

Lead production increased by 75% to 3.6kt compared to 1Q22, while silver production increased by 59% to 357koz. Compared to 4Q22, both lead and silver production decreased by 12%.

19

Cost

Cost of sales was US$17 million in 1Q23 compared to US$15 million in the same period last year due to higher operational costs related to maintenance and fixed costs. Compared to 4Q22, cost of sales decreased by 29%, mainly explained by lower operational costs

Run of mine mining cost was US$37/t in the quarter, down 4% year-over-year due to higher treated ore volume, and up 2% quarter-over-quarter, mainly explained by production stability after the resumption of operations.

Cash cost net of by-products was US$(0.12)/lb in 1Q23 compared with US$(0.30)/lb in 1Q22 and up 92% compared with US$(1.54)/lb in 4Q22. In both periods, this increase in cash cost was mainly driven by lower by-products contribution.

In 1Q23, sustaining cash cost net of by-products increased to US$0.81/lb due to higher investments in the period.

CAPEX

In 1Q23, sustaining capital expenditures amounted to US$4.7 million, mainly driven by the tailings dam elevation, which included excavations and civil works to implement the dam’s drainage ditches.

Outlook

For the next quarter, zinc production and other metals are expected to slightly increase.

Vazante

Vazante (100% basis)		1Q23	4Q22	3Q22	2Q22	1Q22	2022

Ore Mined	kt	385	372	376	381	264	1,393
Treated Ore	kt	394	395	416	408	305	1,525

Grade

Zinc	%	10.44	9.87	10.06	10.29	9.57	9.97
Lead	%	0.34	0.36	0.31	0.32	0.35	0.33
Silver	oz/t	0.69	0.63	0.62	0.65	0.61	0.63

Production | metal contained

Zinc	kt	35.8	33.7	36.4	36.5	24.9	131.5
Lead	kt	0.4	0.4	0.3	0.3	0.2	1.2
Silver	MMoz	0.1	0.1	0.1	0.1	0.1	0.5

Zinc sales	kt	35.8	33.7	36.4	36.5	24.9	131.5

Costs

Cost of sales	US$ mm	29.8	30.1	30.0	29.4	26.5	116.0
Cost ROM (2)	US$/t	55.4	53.6	47.1	45.5	43.7	47.6
Cash cost (1)	US$/lb	0.63	0.58	0.59	0.57	0.46	0.56
Sustaining cash cost (1)	US$/lb	0.71	0.72	0.72	0.68	0.62	0.69

CAPEX	US$ mm

Sustaining		6.2	13.4	9.9	8.6	7.7	39.5
Other		0.2	7.2	6.6	1.0	1.4	16.1

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

20

Zinc production of 36kt in 1Q23 was up 44% and 6% compared to 1Q22 and 4Q22, respectively, mainly explained by the high plant performance after the resumption of activities due to heavy rainfall levels in the state of Minas Gerais in early 2022. Additionally, the maintenance previously scheduled to replace equipment in the milling circuit in 1Q23 was rescheduled for 2Q23.

Zinc head grade averaged 10.44% (up 87bps from 1Q22 and 58bps from 4Q22).

Cost

Cost of sales was US$30 million in 1Q23 compared to US$26 million in 1Q22 due to higher treated ore volume and inflationary pressures. Compared to 4Q22, cost of sales decreased by 1%.

Run of mine mining cost was US$55/t in 1Q23 compared with US$44/t in 1Q22, mainly due to idleness cost recorded in 1Q22. Compared to 4Q22, run of mine mining cash cost increased by 3%.

Cash cost net of by-products increased to US$0.63/lb compared with US$0.46/lb in 1Q22, primarily explained by higher operational costs and higher TCs. Compared to 4Q22, cash cost increased by 9% mainly due to higher TCs and higher operational costs.

In 1Q23, sustaining cash cost net of by-products was higher than in the same quarter last year, driven by higher costs while sustaining investments were lower in 1Q23 compared to both 1Q22 and 4Q22.

CAPEX

In 1Q23, sustaining capital expenditures amounted to US$6.2 million, mainly related to mine development and other mining infrastructure.

Outlook

For the next quarter, treated ore volume and zinc average grade are expected to slightly decrease due to the mill’s scheduled maintenance shutdown in 2Q23. We note that our 2023 production guidance already contemplates this.

Morro Agudo

Morro Agudo (100% basis)		1Q23	4Q22	3Q22	2Q22	1Q22	2022

Ore Mined	kt	265	233	226	240	208	908
Treated Ore	kt	296	254	259	259	245	1,017

Grade

Zinc	%	2.02	1.99	1.91	2.09	2.26	2.06
Lead	%	0.91	0.94	0.81	0.76	0.88	0.85

Production | metal contained

Zinc	kt	5.3	4.6	4.6	4.7	4.7	18.7
Lead	kt	1.9	1.8	1.7	1.5	1.3	6.2

21

Zinc sales	kt	5.3	4.6	4.6	4.7	4.7	18.7

Costs

Cost of sales	US$ mm	15.5	18.0	15.1	17.7	13.0	63.8
Cost ROM (2)	US$/t	36.9	54.4	31.6	41.2	43.4	42.6
Cash cost (1)	US$/lb	1.05	1.26	1.00	0.74	0.93	0.98
Sustaining cash cost (1)	US$/lb	1.07	1.46	1.09	0.97	1.06	1.14

CAPEX	US$ mm

Sustaining		0.2	1.9	0.9	2.3	1.1	6.3
Other		0.0	0.2	0.1	0.1	0.2	0.5

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 1Q23, treated ore volume was 296kt, up 21% compared to 1Q22 and 16% compared to 4Q22.

Zinc production of 5kt in 1Q23 increased by 13% compared to 1Q22 and 16% compared to 4Q22. Zinc head grade averaged 2.02% down 24bps and up 3bps compared to 1Q22 and 4Q22, respectively.

Cost

Cost of sales was US$16 million in 1Q23 compared to US$13 million in the same period last year and US$18 million in 4Q22.

Run of mine mining cost was US$37/t in the quarter, down 15% year-over-year, and down 32% quarter-over-quarter due to higher treated ore, despite a slightly increase (1Q23 vs. 1Q22) in fixed costs (maintenance and energy) which were partially offset by slightly reduction in variable costs.

In 1Q23, cash cost net of by-products was US$1.05/lb compared with US$0.93/lb in 1Q22 due to higher TCs. Compared to 4Q22, cash cost decreased by US$0.21/lb, mainly driven by lower operating costs, explained by lower third-party services and maintenance costs.

In 1Q23, sustaining cash cost net of by-products was higher than the same quarter last year following higher cash cost.

CAPEX

In 1Q23, sustaining capital expenditures amounted to US$0.2 million, mainly related to mine development.

Outlook

Continuing with the mine sequencing plan, zinc production in the next quarter is expected to remain at a similar level, while lead production is expected to slightly decrease compared to 1Q23. Furthermore, there are no drilling activities scheduled for 2023.

22

Aripuanã

Aripuanã (100% basis)		1Q23	4Q22	3Q22	2Q22	1Q22	2022

Ore Mined	kt	157	42	-	-	-	42
Treated Ore	kt	277	100	-	-	-	100

Grade

Zinc	%	2.98	2.44	-	-	-	2.44
Copper	%	0.57	0.49	-	-	-	0.49
Lead	%	1.04	-	-	-	-	-
Silver	oz/t	0.86	0.61	-	-	-	0.61
Gold	oz/t	0.013	0.011	-	-	-	0.011

Production | metal contained

Zinc	kt	2.5	0.7	-	-	-	0.7
Copper	kt	0.9	0.2	-	-	-	0.2
Lead	kt	1.1	-	-	-	-	-
Silver	MMoz	0.1	0.0	-	-	-	0.0
Gold	koz	0.9	0.3	-	-	-	0.3

CAPEX	US$ mm

Sustaining		15.2	-	-	-	-	-
Other (1)		(2.8)					-

(1) The amounts are mainly related to capitalization of interest net of advanced payments for imported materials and tax credits.

In 1Q23, treated ore volume was 277kt. Zinc production was 2.5kt (zinc average grade was 2.98%) explained by challenges at the plant and process adjustments that occurred in 1Q23. Additionally, in 1Q23, heavier than usual rainfall levels in the period in the state of Mato Grosso increased the complexity of operations in 1Q23.

Copper production of 0.9kt (copper average grade was 0.57%) and other metals followed the same trend.

Ramp-up activities are in progress and are currently focused on steadily increasing the plant throughput rate, asset reliability and stability and design concentrate grades and quality. In January and February, the plant performed at around 57% of nameplate capacity (vs. 53% in 4Q22). However, in March, we decided to temporarily stop operations at the plant to adjust some bottlenecks such as pumping and piping systems, improving the drainage configuration (which presented some limitations after the rainy season), in addition to detailed monitoring of the process and its optimization.

We continue with mine development activities in both Arex and Link. At the end of 1Q23, approximately 522kt of ore was available in stockpiles (versus 600kt in 4Q22), which is enough to cover 3.5 months of plant production in the ramp-up period. Mine production has been adjusted following the evolution of the ramp-up of the plant to optimize the allocation of working capital and costs. Horizontal mine development reached an accumulated amount of 28,337 meters developed for both the Arex and Link mines in 1Q23 compared to 26,003 meters in 4Q22. Aripuanã’s operating team is working closely with the Mineral Exploration team to support the exploration activities which are part of our annual exploration campaign that, as reported, in 2022 added 8.3Mt of mineral reserves extending the life-of-mine from 11 years to 14 years.

23

As per the past quarter, following the updated definition of Adjusted EBITDA, Nexa pre-operating expenses and ramp-up impacts of Aripuanã, including non-cash net realizable value write-downs of concentrates and ore stockpiles inventories, were excluded as these items do not reflect the Company’s normal operating activities. In respect of 1Q23, this amounted to a net exclusion[5] of US$5.7 million.

Aripuanã’s costs and revenues recorded in 1Q23 and costs since the commencement of revenues are included in the calculation of Adjusted EBITDA and will be included going forward, although they are still not at normal levels. As Aripuanã continues its ramp-up activities, Nexa may experience additional ramp-up impacts, including additional non-cash inventories net realizable write-downs in 2023.

CAPEX

In 1Q23, sustaining capital expenditures amounted to US$15.2 million, mainly related to mining development, mining infrastructure and other sustaining activities.

Outlook

As previously mentioned, the mine is fully operational. Efforts and activities are focused on mitigating ramp-up issues in the concentrator plant, adjusting mine production properly, and developing and preparing new areas for mining operations (i.e., Ambrex mine access). We believe that these measures will contribute to the overall performance of the asset and, consequently the stabilization of production, aiming to reach nameplate capacity in 2H23.

2023 production is currently expected on the low end of the guidance range and remains subject to risks around the ramp-up of the new mine, among other factors.

Financial performance

US$ million	1Q23	4Q22	1Q22	1Q23 vs. 1Q22	1Q23 vs. 4Q22
Net Revenues	267.7	315.2	322.0	(16.8%)	(15.1%)
Cost of Sales (1)	(243.5)	(303.0)	(193.3)	26.0%	(19.6%)
Gross Profit	24.3	12.2	128.7	(81.2%)	98.6%
Adjusted EBITDA	41.5	78.0	136.2	(69.5%)	(46.8%)
Adjusted EBITDA Mrg.	15.5%	24.7%	42.3%	(26.8pp)	(9.2pp)

Note: Financial performance pre intersegment eliminations. (1) Includes the cost of sales of Aripuanã of US$41 million in 1Q23 and US$75 million in 4Q22.

Net revenues for the mining segment totaled US$268 million in 1Q23, down 17% versus 1Q22. This performance was mainly driven by (i) the decrease in LME base metal prices, (ii) lower copper volumes and (iii) higher TCs; partially offset by higher zinc, lead, and silver volumes. Compared to 4Q22, net revenues decreased by 15%, mainly due to the decrease in sales volumes across all metals, partially offset by higher LME metal prices.

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms provided for under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

[5] For a breakdown detailed information, please refer to note 2 (iv) – “Information by business segment” in the “Condensed consolidated interim financial statements for the three months ended on March 31, 2023”.

24

Reconciliation of realized prices

Cost of sales in 1Q23 was US$243 million, including US$41 million from Aripuanã with a higher unit cost (ramp-up phase). Excluding the effect of Aripuanã, cost of sales totaled US$202 million compared to US$193 million in 1Q22 and US$228 million in 4Q22.

Adjusted EBITDA for the mining segment in 1Q23 was US$42 million compared to US$136 million in 1Q22. This performance was primarily explained by (i) lower prices and higher TCs for a total amount of US$53 million; (ii) lower sales volumes in Cerro Lindo due to the suspension of production at the mine for approximately two weeks in March 2023 due to heavy rainfall levels; and (iii) the negative variation of US$24 million related to Aripuanã’s higher operational costs, due to bottleneck adjustments, maintenance costs and third-party services, which were partially offset by higher volumes in Vazante.

Compared to 4Q22, Adjusted EBITDA decreased by 47%. This decrease was mainly driven by (i) negative US$36 million related to lower sales volumes in Cerro Lindo due to the suspension of production at the mine for approximately two weeks in March 2023 due to heavy rainfall levels; (ii) lower by-products contribution of US$10 million due to lower sales volume; and (iii) higher operational costs in Aripuanã, related to concentrate and stockpile costs; partially offset by (iv) US$8 million related to higher sales volume in Aripuanã.

25

Cash cost and AISC [6],[7]

Consolidated cash cost		1Q23	4Q22	1Q22	1Q23 vs. 1Q22	1Q23 vs. 4Q22
Cash cost net of by-products	US$/t	948	448	423	124.3%	111.7%
AISC net of by-products	US$/t	1,840	1,743	1,328	38.6%	5.6%
Cash cost net of by-products	US$/lb	0.43	0.20	0.19	124.3%	111.7%
AISC net of by-products	US$/lb	0.83	0.79	0.60	38.6%	5.6%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$5.2 million in Cerro Lindo in 1Q23, and US$4.4 million in Vazante and US$0.9 million in Atacocha in 1Q22.

Cash cost net of by-products for the mining segment in 1Q23 increased to US$0.43/lb compared to US$0.19/lb in 1Q22. This increase was mainly explained mainly by lower by-products credits (volumes and price) from our Peruvian mines.

Compared to 4Q22, cash cost increased by US$0.23/lb due to lower by-products contribution

AISC net of by-products in 1Q23 was US$0.83/lb, up 39% and 6% compared to US$0.60/lb in 1Q22 and US$0.79/lb in 4Q22, respectively, following the increase in cash costs.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All in Sustaining Cash Cost | Mining”.

[6] Our cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

[7] AISC does not include Aripuanã CAPEX.

26

Smelting segment

Consolidated		1Q23	4Q22	1Q22	1Q23 vs. 1Q22	1Q23 vs. 4Q22
Production
Zinc metal	kt	137.9	148.8	125.4	9.9%	(7.3%)
Global Recovery	%	93.0	93.8	94.3	(129bps)	(80bps)
Zinc oxide	kt	8.2	8.1	9.9	(17.3%)	0.9%
Total	kt	146.1	156.9	135.3	7.9%	(6.9%)
Sales
Zinc metal	kt	135.7	158.9	124.0	9.5%	(14.6%)
Zinc oxide	kt	8.1	8.5	10.4	(21.8%)	(5.2%)
Total	kt	143.8	167.4	134.3	7.0%	(14.1%)

In 1Q23, total production was 146kt, up 8% year-over-year driven by increased production in Cajamarquilla and Três Marias units. Compared to 4Q22, production was down 7% due to lower volumes and occasional operational instabilities experienced in the period, particularly in Cajamarquilla.

Sales amounted to 144kt, up 7% from 1Q22, mainly explained by improvement in lead times. Compared to 4Q22, sales were down 14% following lower production volumes and the typical seasonality of demand in the period.

Outlook

For 2Q23, we expect production to increase compared to 4Q22 levels. Sales are expected to follow higher production volumes and a pick-up in demand for our products. 2023 sales guidance remains unchanged.

Peru

Cajamarquilla (100% basis)		1Q23	4Q22	3Q22	2Q22	1Q22	2022

Zinc metal production	kt	81.3	86.4	85.6	84.1	76.7	332.8
Zinc metal sales	kt	78.8	93.0	92.1	81.0	74.3	340.4

Zinc content in products	kt	78.6	92.7	91.5	78.5	71.4	334.1

Cost of sales (2)	US$ mm	261	317	337	287	278	1,219
(-) Raw material		(199)	(214)	(238)	(236)	(235)	(923)
(+) By-product		6.7	(7.9)	(6.5)	(8.1)	(5.1)	(27.6)
(+/-) Consolidation effects		6.4	(50.9)	(40.5)	17.6	5.5	(68.4)
(+) Others		2.2	4.8	1.5	(6.4)	(0.6)	(0.6)
(=) Conversion cost	US$ mm	50.4	49.2	52.9	54.2	43.2	199.6
Conversion cost	US$/lb	0.29	0.24	0.26	0.31	0.27	0.27

Cash cost (1)	US$/lb	1.17	1.18	1.34	1.32	1.12	1.28
Sustaining cash cost (1)	US$/lb	1.20	1.25	1.40	1.41	1.15	1.34

CAPEX	US$ mm

Sustaining		4.0	10.2	10.0	13.1	5.2	38.5
Other		0.5	2.7	2.2	1.4	0.6	6.8

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

27

In 1Q23, Cajamarquilla smelter production was 81kt, up 6% compared to 1Q22. Compared to 4Q22, smelter production decreased by 6% due to operational instabilities in the unit affecting the overall yield. Recovery rates averaged 94.0% during the quarter, compared to 94.7% in 1Q22 and 94.9% in 4Q22.

Metal sales were 79kt in 1Q23, up 6% year-over-year. Compared to 4Q22, sales decreased by 15%, following production.

Costs

Cost of sales was US$261 million in 1Q23 compared to US$278 million in the same period last year and US$317 million in 4Q22. In both periods, this performance was positively affected by lower raw material costs due to lower LME metal prices.

In 1Q23, conversion cost was US$0.29/lb compared to US$0.27/lb in 1Q22 and US$0.24 in 4Q22. In both cases, this increase is primarily explained by higher operational costs, mainly explained by higher third-party services.

Cash cost net of by-products in 1Q23 was US$1.17/lb compared to US$1.12/lb in 1Q22 and US$1.18/lb in 4Q22. Comparing 1Q23 with 4Q22 cash cost was positively affected by by-products contributions and inventory adjustments.

In 1Q23, sustaining cash cost net of by-products was higher than in 1Q22 following higher cash cost. Compared to 4Q22, sustaining cash cost decreased by 4%.

CAPEX

In 1Q23, sustaining capital expenditures amounted to US$4.0 million, mainly due to the acquisition and repairs of equipment, as well as disbursements related to the scheduled roaster maintenance.

Outlook

For the next quarter, we expect production to slightly increase compared to 1Q23.

Brazil

In 1Q23, smelter production amounted to 65kt, up 11% compared to the same period last year. Compared to 4Q22, smelter production decreased by 8% due to lower availability of third-party material and operational instabilities.

Total sales volume (zinc metal + zinc oxide) amounted to 65kt and increased by 8% year-over-year and decreased 13% in 4Q22, mainly due to higher production at Três Marias.

28

Três Marias

Três Marias (100% basis)		1Q23	4Q22	3Q22	2Q22	1Q22	2022

Zinc metal production	kt	37.9	40.5	39.6	40.2	29.3	149.6
Zinc oxide production	kt	8.2	8.1	11.1	11.2	9.9	40.3
Zinc metal sales	kt	36.8	44.1	37.3	39.9	30.5	151.8

Zinc content in products	kt	43.1	50.5	45.2	46.5	37.9	180.0

Cost of sales (2)	US$ mm	138	146	153	185	138	621
(-) Raw material		(84)	(90)	(110)	(133)	(99)	(431)
(+) By-product		(12.9)	(14.3)	(14.0)	(17.0)	(12.1)	(57.4)
(+/-) Consolidation effects		-	(2.1)	1.8	(0.6)	(2.6)	(3.5)
(+) Others		(18.8)	(14.4)	(12.0)	(14.8)	(11.2)	(52.4)
(=) Conversion cost	US$ mm	22.3	24.5	19.3	19.9	13.1	76.9
Conversion cost	US$/lb	0.23	0.22	0.19	0.19	0.16	0.19

Cash cost (1)	US$/lb	1.36	1.17	1.37	1.67	1.47	1.41
Sustaining cash cost (1)	US$/lb	1.40	1.28	1.49	1.78	1.54	1.52

CAPEX	US$ mm

Sustaining		2.4	2.8	2.8	5.5	2.6	13.7
Other		1.4	9.5	9.1	6.4	3.5	28.5

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

In Três Marias total production (zinc metal + oxide) increased by 17% year-over-year, as supply from the Vazante mine was significantly reduced during the same period in 2022. Compared to 4Q22, total production decreased by 5% due to operational instabilities in the unit.

Metallic zinc production was up 29% from 1Q22 and down 7% compared to 4Q22. Metallic zinc sales amounted to 37kt, up 20% and down 17% compared to 1Q22 and 4Q22, respectively. In 1Q23, zinc oxide sales decreased to 8kt due to the typical seasonality in the period.

Costs

Cost of sales of US$138 million in 1Q23 was relatively flat compared to 1Q22. Compared to 4Q22, cost of sales decreased by US$7 million, mainly driven by lower variable and fixed costs.

In 1Q23, conversion cost increased to US$0.23/lb, compared to US$0.16/lb in 1Q22. The increase was mainly explained by fewer net cost benefits from Pollarix related to the accounting effect regarding Enercan’s deconsolidation. Compared to 4Q22, conversion cost increased by 6%.

Cash cost net of by-products in 1Q23 decreased to US$1.36/lb compared to US$1.47/lb in 1Q22, due to lower raw material costs, explained by lower LME prices and inventory adjustments. Compared to 4Q22, cash cost increased by 16%, negatively affected by higher TCs and fewer net cost benefits from Pollarix related to the accounting effect regarding Enercan’s deconsolidation.

In 1Q23, sustaining cash cost net of by-products was lower than in 1Q22 following the decrease in cash cost. Compared to 4Q22, sustaining cash cost increased by 9% due to higher cash cost.

CAPEX

In 1Q23, sustaining capital expenditures amounted to US$2.4 million, mainly due to the acquisition and repairs of equipment, as well as disbursements related to the scheduled roaster maintenance.

Outlook

For the next quarter, we expect an increase in production due to improvements in operational stability after scheduled maintenance in April.

29

Juiz de Fora

Juiz de Fora (100% basis)		1Q23	4Q22	3Q22	2Q22	1Q22	2022

Zinc metal production	kt	18.7	21.9	22.2	20.7	19.4	84.2
Zinc metal sales	kt	20.2	21.7	22.3	20.5	19.2	83.7

Zinc content in products	kt	20.0	21.6	22.1	20.3	19.0	83.1

Cost of sales	US$ mm	71	79	88	83	75	325
(-) Raw material		(43)	(57)	(61)	(66)	(50)	(234)
(+) By-product		(1.0)	(1.4)	(0.6)	(1.1)	(1.0)	(4.2)
(+/-) Consolidation effects		-	2.5	0.3	2.4	(1.8)	3.4
(+) Others		(4.1)	(6.4)	(9.3)	(0.4)	(7.7)	(23.7)
(=) Conversion cost	US$ mm	23.1	16.0	18.2	17.8	15.0	67.1
Conversion cost	US$/lb	0.52	0.34	0.37	0.40	0.36	0.37

Cash cost (1)	US$/lb	1.35	1.35	1.45	1.50	1.35	1.41
Sustaining cash cost (1)	US$/lb	1.40	1.47	1.59	1.65	1.44	1.54

CAPEX	US$ mm

Sustaining		1.5	3.7	5.4	5.2	2.0	16.3
Other		0.8	1.8	1.1	1.6	1.6	6.1

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

In 1Q23, Juiz de Fora production was 19kt, down 3% and 14% compared to 1Q22 and 4Q22, respectively, mainly due to lower availability of secondary raw material. Recoveries rates averaged 92.3% during the quarter, compared to 92.4% in 1Q22 and 93.5% in 4Q22. Zinc metal sales totaled 20kt in 1Q23, up 5% and down 7% from 1Q22 and 4Q22, respectively, following the production trend.

Costs

Cost of sales was US$71 million in 1Q23 compared to US$75 million in the same period last year primarily driven by lower raw material costs due to lower LME prices. Compared to 4Q22, cost of sales decreased by 10% due to the above-mentioned reason.

In 1Q23, conversion cost was US$0.52/lb compared to US$0.36/lb in 1Q22. The increase was mainly explained by fewer net cost benefits from Pollarix related to the accounting effect regarding Enercan’s deconsolidation. Compared to 4Q22, conversion cost increased by 45% primarily due to fewer net cost benefits from Pollarix, higher third-party services and other costs, such as insurance.

Cash cost net of by-products in 1Q23 was US$1.35/lb, relatively flat compared to US$1.35/lb in 1Q22 and 4Q22.

In 1Q23, sustaining cash cost net of by-products decreased compared to 1Q22 and 4Q22, due to lower investments in the period.

CAPEX

In 1Q23, sustaining capital expenditures amounted to US$1.5 million, mainly driven by the replacement and repairs of equipment.

Outlook

For the next quarter, we expect production to maintain at the same levels.

30

Financial performance

US$ million	1Q23	4Q22	1Q22	1Q23 vs. 1Q22	1Q23 vs. 4Q22
Net Revenues	543.3	606.3	561.7	(3.3%)	(10.4%)
Cost of Sales	(468.5)	(542.9)	(502.9)	(6.8%)	(13.7%)
Gross Profit	74.8	63.4	58.9	27.1%	17.9%
Adjusted EBITDA	89.2	45.9	81.9	8.8%	94.2%
Adjusted EBITDA Mrg.	16.4%	7.6%	14.6%	1.8pp	8.9pp

Note: Financial performance pre intersegment eliminations.

Net revenues were US$543 million in 1Q23, down 3% compared to US$562 million in 1Q22, mainly due to lower metal prices. Compared to 4Q22, net revenues decreased by 10% due to lower volumes, partially offset by higher LME metal prices.

Cost of sales decreased by 7% in 1Q23, totaling US$469 million compared to US$503 million in 1Q22. Compared to 4Q22, cost of sales decreased by 14% mainly explained by lower sales volume, partially offset by the increase in metal prices impacting the zinc concentrate purchase price.

Purchases of zinc in concentrate are recorded at provisional prices and, typically, an adjustment is made after delivery, which is based on the pricing terms provided for under the respective contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the purchase is concluded.

Reconciliation of realized prices

Zinc concentrate | treatment charges

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 1Q23, Nexa acquired 48% of zinc concentrate from our own mines, with the remainder supplied by third parties.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 1Q23

We apply a benchmark TC for our integrated mining and smelting operations. For purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges, or treatment charges negotiated annually.

31

The 2023 benchmark TC, negotiated in April 2023, was US$274/t concentrate, up 19% from 2022 (US$230/t).

In order to reduce volatility, for the majority of our third-party contracts, which are renewed during different periods throughout the year, we consider the 3-year benchmark TC. The reference benchmark for TC 2023, 2022 and 2021 is US$274/t concentrate, US$230/t concentrate, and US$159/t concentrate, respectively.

Adjusted EBITDA for the smelting segment totaled US$89 million in 1Q23 compared to US$82 million reported in 1Q22. This increase was mainly explained by (i) higher sales volume; (ii) changes in market prices that result in MTM (mark-to-market) and quotation period adjustments with a positive impact of US$26 million, partially offset by (iii) the decrease in by-products contribution of US$13 million mainly due to lower sulphuric acid prices; and (iv) higher energy prices in Cajamarquilla.

Compared to 4Q22, Adjusted EBITDA increased by US$43 million, mainly driven by (i) the positive price effect of US$37 million related to changes in market prices resulting in quotation period adjustments; (ii) positive effect of variation in mark-to-market “MTM” of inventories; and (iii) higher LME metal prices, partially offset by (iv) lower by-products contribution of US$13 million and (v) lower sales volumes.

32

Conversion cost, Cash cost and AISC [8]

Consolidated		1Q23	4Q22	1Q22	1Q23 vs. 1Q22	1Q23 vs. 4Q22
Smelting conversion cost	US$/t	675	545	556	21.3%	23.9%
Cash cost net of by-products	US$/t	2,761	2,650	2,768	(0.2%)	4.2%
AISC net of by-products	US$/t	2,919	2,879	2,968	(1.6%)	1.4%
Smelting conversion cost	US$/lb	0.31	0.25	0.25	21.3%	23.9%
Cash cost net of by-products	US$/lb	1.25	1.20	1.26	(0.2%)	4.2%
AISC net of by-products	US$/lb	1.32	1.31	1.35	(1.6%)	1.4%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.3 million in Três Marias in 1Q22.

Cash cost net of by-products for the smelting segment decreased to US$1.25/lb in 1Q23 compared to US$1.26/lb in 1Q22. This decrease was driven by lower cost of raw material, explained by lower LME zinc prices with a positive effect of US$0.10/lb.

Compared to 4Q22, cash cost increased by US$0.05/lb, driven by lower by-products contribution and inventory adjustments.

AISC net of by-products decreased in 1Q23 to US$1.32/lb from US$1.35/lb in 1Q22, mainly due to the above-mentioned reasons.

Conversion cost for the smelting segment in 1Q23 was US$0.31/lb, up US$0.05/lb from 1Q22, due to fewer net cost benefits from Pollarix related to the accounting effect regarding Enercan’s deconsolidation and higher third-party services. Compared to 4Q22, conversion cost marginally increased by US$0.06/lb.

For a reconciliation of conversion cost, cash cost and AISC, please refer to the appendix section “Conversion and All in Sustaining Cash Cost | Smelting”.

[8] Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

33

Liquidity and Indebtedness

On March 31, 2023, Nexa’s consolidated gross debt[9] amounted to US$1,669 million, relatively flat compared to the balance at December 31, 2022, mainly driven by the payments of loans and financings, partially offset by the 3% Brazilian real (end of period) appreciation against the U.S. dollar.

At the end of the period, 83% (or US$1,393 million) of the gross debt was denominated in U.S. dollars and 17% (or US$276 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Nexa’s balance sheet remains solid, and liquidity remains strong. Cash and cash equivalents and financial investments (“total cash”) amounted to US$375 million on March 31, 2023, 27% lower compared to December 31, 2022, mainly driven by the continued investment over the quarter in excess of operating cash flows. Our current available liquidity remains comfortable at US$675 million, including our undrawn revolving credit facility.

Total cash at the end of 1Q23 is sufficient to cover the payment of all obligations maturing over the next 4 years. The average maturity of the total debt was 4.4 years at an average interest rate of 5.49% per year.

On March 31, 2023, Nexa’s net debt[10] was US$1,302 million compared with US$1,161 million at the end of 4Q22.

Only 3% (US$44 million) of the total debt matures in 2023, 12% (US$206 million) matures between 2024 and 2026, while 85% (US$1,419 million) of the total debt matures in and after 2027.

[9] Loans and financings (“gross debt”)

[10] Gross debt (US$1,669 million) minus cash and cash equivalents (US$366 million), minus financial investments (US$9 million), plus derivatives (US$4 million), plus Lease Liabilities (US$4 million). It does not include the financial instrument related to the offtake agreement.

34

Financial leverage, measured by the ratio of net debt to Adjusted EBITDA of the last twelve months, increased to 1.92x on March 31, 2023, compared to a ratio of 1.53x at December 31, 2022, mainly explained by the lower Adjusted EBITDA and higher net debt. As of March 31, 2023, Nexa was in compliance with all of its financial covenants.

US$ million	Mar 31, 2023	Dec 31, 2022
Net debt	1,301.7	1,161.0
LTM Adj. EBITDA	676.6	760.3
Net debt/LTM Adj. EBITDA	1.92x	1.53x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position and the maturity profile of our debt.

Credit Rating

In March 2023, Moody’s affirmed its “Ba2” rating and "stable” outlook for Nexa, reflecting the expectation that credit metrics will be sustained at the current level in the next 12 to 18 months, supported by Nexa’s solid operations, focus on costs and successful ramp-up of Aripuanã. The stable outlook also incorporates Moody's assumption that Nexa will maintain its financial discipline on capital allocation, good liquidity, and a conservative balance sheet without materially increasing debt levels.

35

Cash flows

US$ million	1Q23
Cash provided by operating activities before working capital	105.7
Changes in operating assets and liabilities	(104.5)
Net cash flows used in:
Operating activities	(55.7)
Investing activities	(47.1)
Financing activities	(31.5)
Decrease in cash and cash eq.	(131.5)
Cash and cash eq. at the beginning of the period	497.8
Cash and cash eq. at the end of the period (1)	366.3

(1) Does not include financial investments totaling US$9 million at March 31, 2023.

Note: For details on Cash flows, please refer to the “Condensed consolidated interim financial statements ended on March 31, 2023”.

In 1Q23, the cash provided by operating activities before working capital was US$106 million. Working capital changes had a negative impact of US$105 million, primarily due to (i) a decrease in trade and confirming payables of US$100 million, mainly driven by higher payments volume between periods and (ii) a decrease in the LME price in March 2023 compared to December 2022, resulting in a lower trade payable balance; and (ii) the decrease in other liabilities of US$41 million, related to the decrease in salaries and payroll charges due to bonus payments to employees, and decrease in tax liabilities in our Peruvian companies, partially offset by a decrease in trade accounts receivables of US$59 million. We paid US$32 million in interest and US$25 million in taxes. Consequently, net cash used in operating activities was US$56 million.

We used US$47 million of net cash flows for investing activities in 1Q23, impacted primarily by US$57 million of CAPEX; partially offset by US$9 million of net sales of financial investments.

We used US$32 million in cash in financing activities due to the payment of share premium to shareholders of US$25 million and US$6 million of payments of loans and financings.

Foreign exchange effects on cash and cash equivalents had a positive impact of US$3 million.

As a result, cash and cash equivalents decreased by US$132 million to US$366 million at the end of 1Q23.

36

Others

Offtake agreement

As previously disclosed, Nexa signed an offtake agreement with a third-party international player (“Offtaker”), in which it agreed to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period starting in October 2022 and limited to 30,810 tons, at the lower of current market prices or a price cap.

The offtake agreement was structured to completely extinguish a previous existing future royalty obligation that the Company had with the Offtaker. The accounting for the offtake agreement resulted in the Company recording a non-cash loss of US$13 million in 1Q23 excluded from the reported Adjusted EBITDA.

For further information, please refer to note 10 (d) – Financial instruments in offtake agreement: fair value in the “Condensed consolidated interim financial statements ended on March 31, 2023”.

Legal Matters

The Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais are conducting an investigation of commercial and VAT tax-related practices of certain of Nexa’s customers, as well as Nexa’s relationship with such customers. As part of the investigation, the Public Ministry has sought records and information regarding Nexa’s relationship with these customers and its alleged involvement in those practices. The investigation could result in tax liabilities for all parties involved in the commercial relationship due to the current deferred VAT regulation that establishes secondary liability if the entity responsible for paying the VAT taxes does not make the payment owed to the State of Minas Gerais. Nexa is cooperating with these investigations and takes these allegations seriously. In this preliminary stage, any estimations that the Company could make regarding financial impacts would be speculative. The results of these investigations are still uncertain and could have a material adverse effect on our business, reputation, results of operations, and financial condition. For more information about the VAT regulation, see “Risk Factors—Political, economic, social and regulatory risks” and “Information on the Company—Regulatory Matters—Brazilian regulatory framework—Royalties and other taxes on mining activities” in Nexa’s Annual Report on Form 20-F for the year-ended December 31, 2022.

37

Market Scenario

1Q23

LME Prices		1Q23	4Q22	1Q22	1Q23 vs. 1Q22	1Q23 vs. 4Q22

Zinc	US$/t	3,124	3,001	3,754	(16.8%)	4.1%
Copper	US$/t	8,927	8,001	9,997	(10.7%)	11.6%
Lead	US$/t	2,140	2,098	2,335	(8.3%)	2.0%
Silver	US$/oz	22.55	21.17	24.01	(6.1%)	6.5%
Gold	US$/oz	1,890	1,726	1,877	0.7%	9.5%

Source: Bloomberg

Zinc

In 1Q23, the LME zinc price averaged US$3,124/t (or US$1.42/lb), down 17% and up 4% compared to 1Q22 and 4Q22, respectively. Nevertheless, during the period, demand was lower than expected and, despite the weaker U.S. dollar, commodity prices have experienced a slight decline.

In China, zinc demand in 1Q23 is seasonally low due to the Chinese New Year. Since then, some Chinese smelters have struggled with energy consumption controls in the country. The seasonal rise in Shanghai inventories has reversed, but LME zinc inventories edged higher, closing the quarter at 45kt, representing a 41% increase compared with 4Q22. At a global level, exchange inventories remain unchanged, equivalent to just four days of consumption.

Zinc spot TCs for domestic Chinese material increased 12% quarter-over-quarter, reaching its peak of US$258/t in February and retreating to US$237/t in March. The value of price participation was lower with an inferior SHFE zinc price. This provided an incentive to secure higher TCs, which was enabled by a positive supply of domestic concentrate. Combined with a wider negative arbitrage, domestic concentrate was the most profitable raw material for Chinese smelters to process, which caused a drop in imported TCs (US$270/t in January and February, declining to US$245/t in March). At the beginning of April, the annual TC benchmark was reportedly settled at US$274/t on price participation terms. The contract also included an escalator of as much as 6% on a zinc benchmark price as high as US$3,000/t.

In 1Q23, demand for metallic zinc in our Home Market (Latin America excluding Mexico) decelerated by 7% quarter-over-quarter and 9% year-over-year. This reduction was explained by the typical seasonal slowdown in the first months of the year. Nonetheless, according to ABSOLAR (Brazilian Association of Photovoltaic Solar Energy), the photovoltaic sector grew 13% in the first months of 2023, which should contribute positively to zinc demand in the mid-long term.

Copper

In 1Q23, the LME copper price averaged US$8,927/t (US$4.05/lb), down 11% and up 12% compared to 1Q22 and 4Q22, respectively.

Copper prices, like other metals, have benefited from a weaker U.S. dollar and optimism for a Chinese’s economic recovery. However, it may continue to be impacted by mine supply concerns in the short-term as new capacity is expected to come online 2023/2024. However, we may still see some price support for copper in 2023 as LME copper inventories are still at low levels.

38

Foreign Exchange

FX	1Q23	4Q22	1Q22	1Q23 vs. 1Q22	1Q23 vs. 4Q22
BRL/USD (Average)	5.196	5.255	5.230	(0.6%)	(1.1%)
BRL/USD (End of period)	5.080	5.217	4.738	7.2%	(2.6%)
PEN/USD (Average)	3.816	3.894	3.803	0.3%	(2.0%)
PEN/USD (End of period)	3.763	3.806	3.680	2.2%	(1.1%)

Source: Bloomberg

The U.S. dollar had a strong recovery in February after a steep decline in late 2022 and early 2023, mainly driven by better-than-expected U.S. economic reports, including a better-than-expected labor market and CPI data. However, the upward move came crashing down quickly in response to the banking sector turmoil, where two mid-sized banks collapsed within two days apart. Despite the risks of rising inflation, the FOMC (Federal Open Market Committee) embraced a less aggressive stance at its March meeting, softening rate hikes.

The average exchange rate for the Brazilian real in 1Q23 was 5.196/US$, versus 5.255/US$ in 4Q22 and 5.230/US$ in 1Q22. The appreciation was due to a significant inflow of U.S. dollars in the first quarter of this year, recording the highest positive balance for the period since 2012. By the end of March, the Brazilian real/US$ exchange rate was 5.080/US$.

The average exchange rate for the Peruvian soles in 1Q23 reached 3.816/US$, down 2% compared to 4Q22 and stable compared to 1Q22. By the end of March, the Peruvian soles/US$ exchange rate was 3.763/US$.

Market | 2023 Outlook

The pace of China's recovery will continue to be the main factor influencing prices in 2023, while the US and Europe may struggle with higher interest rates. In 1Q23, disappointing economic indicators could give Chinese policymakers room to pursue additional stimulus through both monetary and fiscal policies, potentially boosting demand and prices. However, the ongoing power issues in Yunnan province, which accounts for about 20% of China's zinc refined output, could potentially slow the growth in refined production giving some prices support.

The US dollar's effect on zinc prices is another important factor. The Silicon Valley Bank (“SVB”) crisis was largely averted, but there's still a possibility that it will impact the U.S. economy in the future. The US regional banks are facing a challenging economic environment, and this may result in a tightening lending environment, which could hit the non-residential construction sector, causing a drop in zinc demand. Additionally, if the banking stress intensifies, the US dollar may become a safe-haven, which could negatively impact commodity prices.

Zinc demand outlook for Latin America in 2023 is uncertain, with mixed economic figures indicators pointing to a small contraction in demand. In Brazil, for example, despite the expected GDP growth of 0.9 - 1.3%, zinc intensive sectors such as civil construction and manufacturing are both expected to contract around 1%, while auto sector should keep its slow recovery (~2% YoY) but still below 2019 levels, according to LCA (a macroeconomic consulting firm). Fiscal uncertainties and tight monetary policy still pose a downside risk. However, we believe zinc’s demand remains positive in the mid and long terms, driven by investments in infrastructure, construction, renewable energy, and the auto sector, now boosted by – sales of electric vehicles. On the supply side, a lack of feasible projects to fulfill demand requirements will continue to put positive pressure on prices.

For copper, the demand scenario is even more optimistic since the metal will play a key role in the energy transition. On the supply side, important volumes from greenfield and brownfield projects will come online until 2024-2025, contributing to a mild surplus in the market, despite political uncertainties in countries such as Chile and Peru, the main producers of copper concentrate.

39

Risks and Uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	foreign exchange rates and inflation;
•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;
•	changes in global market conditions;
•	the impact of expanded regional or global conflict, including the conflict between Russia and Ukraine, and the resulting potential impacts on supply and demand for commodities, global security concerns, and market volatility;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including the COVID-19 pandemic, and the potential impact thereof on commodity prices, our business and operating sites, and the global economy;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures, including the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	the impact of climate change on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;
•	the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	severe natural disasters, such as storms and earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;

40

•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy and risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of mineral reserves and mineral resources and the mineral quantities we actually recover;
•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;
•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation and changes in taxation;
•	legal and regulatory risks, including ongoing or future investigations by local authorities with respect to our business and operations, as well as the conduct of our customers;
•	labor disputes or disagreements with local communities in the countries in which we operate;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) due to negligence or IT security failures;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;
•	currency exchange rate and interest rate fluctuations; and
•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (ir.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all in sustaining cash cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, (vi) impairment and impairment reversals, (vii) gain (loss) on sale of long-lived assets, (viii) write-offs of long-lived assets, and (ix) remeasurement in estimates of asset retirement obligations. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities, or do not necessarily occur on a regular basis.

41

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

Sustaining cost net of by-products credits is defined as the cash cost, net of by-product credits plus non-expansion capital expenditure, including sustaining, health, safety and environment, modernization and other non-expansion-related capital expenditures. Sustaining cash cost net of by-products credits is measured with respect to zinc sold.

All in sustaining cost (“AISC”) net of by-products credits is defined as sustaining cash cost, net of by-products credits plus corporate general and administrative expenses, royalties and workers’ participation. AISC net of by-products credits is measured with respect to zinc sold.

Net debt: defined as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments, plus (v) leases liabilities. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

42

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

43

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

44

UPCOMING EVENT

Earnings Conference Call

Date: Friday, April 28, 2023 – 9:00am (EST)

Dial In

USA: +1-844-763-8274

Canada: +1-647-484-8814

Brazil: +55 11 3181-8565

International: +1-412-717-9224

Live audio webcast with slide presentation will be available on:

https://ir.nexaresources.com

Investor Relations Team

Rodrigo Cammarosano (Head of IR): rodrigo.cammarosano@nexaresources.com

Camila Ferreira: camila.ferreira@nexaresources.com

Rafael Diniz: rafael.diniz@nexaresources.com

Ana Patricia Uculmana Ratto: puculmana@nexaresources.com

Antonio Cordeiro: antonio.cordeiro.ac2@nexaresources.com

45

Appendix

Income Statement	47
Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation	48
LME Prices & Foreign Exchange	49
CAPEX	50
All in Sustaining Cash Cost | Mining	51
Conversion and All in Sustaining Cash Cost | Smelting	53

46

Income Statement

US$ million	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
Net Revenues	677.9	722.1	829.4	702.6	779.8	667.3
Cost of sales	(583.8)	(524.8)	(556.3)	(617.8)	(696.2)	(567.8)
Gross Profit	94.1	197.4	273.1	84.8	83.6	99.5
SG&A	(39.6)	(36.0)	(37.1)	(31.6)	(40.8)	(28.5)
Mineral exploration and project evaluation	(31.6)	(17.2)	(26.8)	(27.4)	(27.4)	(22.0)
Impairment of long-lived assets	-	-	-	-	(32.5)	-
Other income and expenses, net	44.6	(20.9)	30.4	12.8	(25.0)	(5.5)
Operating income (loss)	67.6	123.2	239.6	38.6	(42.1)	43.5
Share in the results of associates	-	-	-	-	1.9	5.4
Net Financial Results	(38.4)	10.7	(74.2)	(52.3)	(17.9)	(39.2)
Financial income	4.0	3.7	8.4	6.7	6.2	5.6
Financial expenses	(35.2)	(43.4)	(40.3)	(41.6)	(43.4)	(46.4)
Other financial items, net	(7.3)	50.3	(42.3)	(17.4)	19.4	1.6
Depreciation, amortization and depletion	(68.9)	(65.9)	(74.4)	(72.8)	(77.9)	(71.7)
Adjusted EBITDA	153.2	216.7	302.4	121.1	120.2	133.0
Adj. EBITDA margin	22.6%	30.0%	36.5%	17.2%	15.4%	19.9%
Income Tax	(17.8)	(59.6)	(41.8)	(26.2)	(23.3)	(25.1)
Net Income (loss)	11.4	74.2	123.5	(39.9)	(81.4)	(15.4)
Attributable to Nexa's shareholders	1.4	63.0	109.0	(41.2)	(81.7)	(19.7)
Attributable to non-controlling interests	10.0	11.2	14.5	1.4	0.3	4.3
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	0.01	0.48	0.82	(0.31)	(0.62)	(0.15)

47

Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation

Nexa manages and reports cash flows from operating activities excluding changes in working capital. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories.

Furthermore, we also exclude from the analysis interest and income tax payments. Management believes by excluding these measures provides investors a better visibility of the operating cash flow performance and our capital allocation strategy.

The following table provides a reconciliation of the cash from operating activities before changes in working capital to free cash flow.

US$ million	1Q23

Cash provided by operating activities	1
(-) Working capital changes	(105)
Trade accounts receivables	59
Inventory	(5)
Other assets	(17)
Payables	(100)
Other liabilities	(41)

Cash flows from operations excluding working capital changes	106

Interest paid	(32)
Income tax	(25)
Sustaining CAPEX (1)	(58)

Net cash flows from operations excluding working capital changes	(9)

Other investments (2)	2
Loans and investments (3)	3
Dividends and share premium	(25)
Foreign exchange effects	3
Working capital changes	(105)

Free cash flow	(132)

(1) Non expansion investments related to sustaining and HSE.

(2) Other non-expansion investments. Refer to page 7 of this earnings release for CAPEX breakdown.

(3) Loans and financing, bonds repurchase and net sales of financial investments.

For details on cash flows, please refer to the “Condensed consolidated interim financial statements ended on March 31, 2023”.

48

LME Prices & Foreign Exchange

	1Q23	4Q22	3Q22	2Q22	1Q22	2022
LME Prices (US$/t)
Zinc	3,124	3,001	3,271	3,915	3,754	3,478
Copper	8,927	8,001	7,745	9,513	9,997	8,797
Lead	2,140	2,098	1,976	2,199	2,335	2,150
FX
BRL/USD	5.196	5.255	5.246	4.926	5.230	5.165

49

CAPEX

US$ million	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Mining	45.4	55.6	37.1	28.2	25.2	146.1
Cerro Lindo	8.3	14.9	9.6	10.1	7.8	42.5
El Porvenir	13.4	16.9	9.5	5.3	5.0	36.7
Atacocha	4.7	1.1	0.5	0.7	2.0	4.5
Vazante	6.4	20.6	16.4	9.6	9.0	55.6
Morro Agudo	0.2	2.1	1.0	2.4	1.3	6.8
Aripuanã	12.4	-	-	-	-	0.0
Smelting	10.7	30.7	30.7	33.2	15.4	109.9
Cajamarquilla	4.5	12.9	12.2	14.5	5.7	45.3
Três Marias	3.9	12.2	11.9	11.9	6.0	42.1
Juiz de Fora	2.3	5.5	6.5	6.8	3.6	22.4
Other	0.1	29.5	17.2	36.5	42.0	125.3
Total	56.2	115.8	85.0	97.9	82.5	381.2

Sustaining (US$ million)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Mining	47.7	45.8	29.3	26.1	22.8	124.1
Cerro Lindo	8.0	12.8	8.6	9.4	7.3	38.1
El Porvenir	13.4	16.6	9.4	5.1	4.7	35.7
Atacocha	4.7	1.1	0.5	0.8	2.0	4.4
Vazante	6.2	13.4	9.9	8.6	7.7	39.5
Morro Agudo	0.2	1.9	0.9	2.3	1.1	6.3
Aripuanã	15.2	-	-	-	-	0.0
Smelting	7.9	16.7	18.3	23.8	9.7	68.5
Cajamarquilla	4.0	10.2	10.0	13.1	5.2	38.5
Três Marias	2.4	2.8	2.8	5.5	2.6	13.7
Juiz de Fora	1.5	3.7	5.4	5.2	2.0	16.3
Total Operations Sustaining	55.6	62.5	47.6	49.9	32.5	192.5
Corporate Sustaining (1)	0.4	17.6	11.1	11.0	7.4	47.2
Total Sustaining	56.0	80.1	58.7	61.0	39.9	239.7

(1) Until 4Q22 Aripuanã sustaining expenses were included in Corporate Sustaining.

50

All in Sustaining Cash Cost | Mining (1)

1Q23

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	35,837	5,349	14,833	14,443	2,272	72,734		72,734
(+)	COGS	29.8	15.5	81.6	51.8	16.5	195.2	1.6	196.8
(+)	On-site G&A	0.0	0.1	0.1	0.0	0.1	0.3		0.3
(-)	By-products revenue	(3.2)	(4.2)	(60.7)	(35.6)	(14.9)	(118.5)	(0.5)	(119.0)
(+)	Treatment Charges	28.5	3.5	7.1	7.7	1.2	48.1		48.1
(+)	Selling Expenses	0.1	(0.5)	0.4	0.2	0.0	0.3		0.3
(-)	Depreciation, amortization and depletion	(5.5)	(1.8)	(21.4)	(10.6)	(3.9)	(43.2)	(0.0)	(43.2)
(-)	Royalties	(0.5)	(0.4)	(0.7)	(1.4)	(0.2)	(3.1)		(3.1)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(1.7)	(1.5)	(0.3)	(4.1)		(4.1)
(+)	Others	1.0	0.3	(5.5)	(3.7)	0.8	(7.2)		(7.2)
(=)	Cash Cost (Sold)	49.8	12.4	(0.8)	7.0	(0.6)	67.8	1.1	68.9
	Cash Cost (Sold) (per ton)	1,390.6	2,315.6	(54.2)	486.4	(266.8)	932.7	0.0	947.7
(+)	Sustaining Capital Expenditure	6.2	0.2	8.3	13.4	4.7	32.9	12.5	45.4
(=)	Sustaining Cash Cost (Sold)	56.1	12.6	7.5	20.4	4.1	100.7	13.6	114.3
	Sustaining Cash Cost (Sold) (per ton)	1,564.4	2,361.9	508.6	1,413.9	1,785.5	1,384.8	0.0	1,571.9
(+)	Workers participation & Bonus	0.4	0.2	1.7	1.5	0.3	4.1		4.1
(+)	Royalties	0.5	0.4	0.7	1.4	0.2	3.1		3.1
(+)	Corporate G&A							12.3	12.3
(=)	AISC (Sold)								133.8
(=)	AISC (Sold) (per ton)								1,840.2
(=)	AISC (Sold) in US$/lb								0.83

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$5.2 million in Cerro Lindo in 1Q23.

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

51

1Q22

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	24,896	4,748	23,391	13,512	2,101	68,648		68,648
(+)	COGS	26.5	13.0	97.0	42.9	15.3	194.6	(1.4)	193.3
(+)	On-site G&A	0.3	0.2	0.1	0.2	0.1	0.8		0.8
(-)	By-products revenue	(2.8)	(3.1)	(87.7)	(28.6)	(14.5)	(136.7)	3.0	(133.7)
(+)	Treatment Charges	13.8	2.0	9.7	6.4	1.0	32.8		32.8
(+)	Selling Expenses	(0.3)	(0.5)	0.5	0.3	0.2	0.3		0.3
(-)	Depreciation, amortization and depletion	(5.7)	(1.2)	(29.0)	(5.8)	(3.2)	(44.9)	0.0	(44.9)
(-)	Royalties	(0.4)	(0.3)	(1.5)	(1.8)	(0.2)	(4.3)		(4.3)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(4.0)	(1.5)	(0.4)	(6.4)		(6.4)
(+)	Others	(5.5)	(0.3)	(2.4)	(0.9)	0.3	(8.9)		(8.9)
(=)	Cash Cost (Sold)	25.4	9.7	(17.4)	11.1	(1.4)	27.4	1.6	29.0
	Cash Cost (Sold) (per ton)	1,018.6	2,049.1	(745.5)	821.9	(655.0)	398.9	0.0	422.5
(+)	Sustaining Capital Expenditure	8.9	1.3	7.8	5.0	2.0	25.1	14.5	39.6
(=)	Sustaining Cash Cost (Sold)	34.2	11.1	(9.6)	16.1	0.7	52.5	16.1	68.6
	Sustaining Cash Cost (Sold) (per ton)	1,375.2	2,329.5	(410.9)	1,192.2	318.2	764.3	0.0	999.0
(+)	Workers participation & Bonus	0.4	0.2	4.0	1.5	0.4	6.4		6.4
(+)	Royalties	0.4	0.3	1.5	1.8	0.2	4.3		4.3
(+)	Corporate G&A							11.9	11.9
(=)	AISC (Sold)								91.1
(=)	AISC (Sold) (per ton)								1,327.7
(=)	AISC (Sold) in US$/lb								0.60

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$4.4 million in Vazante and US$0.9 million in Atacocha in 1Q22.

52

Conversion and All in Sustaining Cash Cost | Smelting (2)

1Q23

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	43,125	20,048	78,649	141,822		141,822
(+)	COGS	138.2	71.0	260.6	469.8	(1.3)	468.5
(-)	Cost of freight	(4.9)	(3.0)	(14.9)	(22.7)		(22.7)
(+)	On-site G&A	0.3	0.2	1.3	1.8	0.0	1.8
(-)	Depreciation, amortization and depletion	(4.6)	(3.1)	(11.0)	(18.7)		(18.7)
(-)	By-products revenue	(2.5)	(6.6)	(33.7)	(42.8)	1.3	(41.6)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(3.8)	(4.4)		(4.4)
(+)	Others	2.8	1.5	4.4	8.7		8.7
(=)	Cash Cost (Sold)	129.0	59.7	202.9	391.6	0.0	391.6
	Cash Cost (Sold) (per ton)	2,990.9	2,977.9	2,580.3	2,761.4		2,761.4
(+)	Sustaining Capital Expenditure	3.9	2.3	4.5	10.7	0.0	10.7
(=)	Sustaining Cash Cost (Sold)	132.8	62.0	207.4	402.3	0.0	402.3
	Sustaining Cash Cost (Sold) (per ton)	3,080.3	3,094.0	2,637.4	2,836.6		2,836.8
(+)	Workers participation & Bonus	0.3	0.3	3.8	4.4		4.4
(+)	Corporate G&A					7.3	7.3
(=)	AISC (Sold)						414.0
(=)	AISC (Sold) (per ton)						2,919.4
(=)	AISC (Sold) in US$/lb						1.32

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	43,125	20,048	78,649	141,822
	COGS	138.2	71.0	260.6	469.8
(-)	Raw Material	(84.2)	(42.9)	(199.3)	(326.5)
(+)	By product cost	(12.9)	(1.0)	(6.7)	(20.6)
(+/-)	Consolidation effects	0.0	0.0	(6.4)	(6.4)
(+)	Others	(18.8)	(4.1)	2.2	(20.6)
(=)	Conversion Cost	22.3	23.1	50.4	95.7
(=)	Conversion Cost in US$/t	516.9	1,151.2	640.3	675.0
(=)	Conversion Cost in US$/lb	0.23	0.52	0.29	0.31

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

53

1Q22

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	37,902	19,008	71,422	128,332		128,332
(+)	COGS	137.7	75.2	278.5	491.4	(1.3)	490.0
(-)	Cost of freight	(4.5)	(3.1)	(13.8)	(21.5)		(21.5)
(+)	On-site G&A	0.4	0.2	2.5	3.0	0.0	3.0
(-)	Depreciation, amortization and depletion	(3.3)	(3.3)	(13.1)	(19.7)		(19.7)
(-)	By-products revenue	(2.3)	(10.6)	(57.0)	(69.9)	1.3	(68.6)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(3.8)	(4.4)		(4.4)
(+)	Others	(4.5)	(1.6)	(17.6)	(23.7)		(23.7)
(=)	Cash Cost (Sold)	123.0	56.6	175.6	355.2	0.0	355.2
	Cash Cost (Sold) (per ton)	3,245.8	2,976.5	2,458.6	2,767.8		2,767.8
(+)	Sustaining Capital Expenditure	6.0	3.6	5.7	15.4	(1.4)	13.9
(=)	Sustaining Cash Cost (Sold)	129.1	60.2	181.3	370.6	(1.4)	369.1
	Sustaining Cash Cost (Sold) (per ton)	3,405.2	3,165.0	2,538.8	2,887.5		2,876.5
(+)	Workers participation & Bonus	0.3	0.3	3.8	4.4		4.4
(+)	Corporate G&A					7.4	7.4
(=)	AISC (Sold)						380.9
(=)	AISC (Sold) (per ton)						2,968.2
(=)	AISC (Sold) in US$/lb						1.35

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	37,902	19,008	71,422	128,332
	COGS	137.7	75.2	278.5	491.4
(-)	Raw Material	(98.7)	(49.7)	(235.1)	(383.4)
(+)	By product cost	(12.1)	(1.0)	(5.1)	(18.2)
(+/-)	Consolidation effects	(2.6)	(1.8)	5.5	1.1
(+)	Others	(11.2)	(7.7)	(0.6)	(19.4)
(=)	Conversion Cost	13.1	15.0	43.2	71.4
(=)	Conversion Cost in US$/t	346.7	791.7	605.2	556.5
(=)	Conversion Cost in US$/lb	0.16	0.36	0.27	0.25

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.3 million in Três Marias in 1Q22.

54